FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

September 1, 2005

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is September 1, 2005.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer announces that it has received the drill permits required from the Mexican provincial authorities and that the Issuer is now in position to complete final site preparation to begin drilling.  The Issuer also announces, subject to regulatory approval, the extension of warrants due to expire on September 17, 2005 and, the granting of 225,000 incentive stock options at an exercise price of $3.00 for two years.

Item 5.	Full Description of Material Change

The Issuer announces that it has received the anticipated drill permits from Mexican provincial authorities in Baja California Norte for its Phase I Alisitos Belt IOCG diamond drill campaign. Cardero is now in position to complete final site preparation at the first target, San Fernando, which includes camp set up, drill pad preparation and drill-rig mobilization.

The Issuer assumed operatorship of the project on July 13, 2005 and has since successfully completed the “Land Use” report, lodged the drill permission application and taken officials on a site visit of San Fernando and Amargosa targets.

The Issuer anticipates that the 1900m drilling campaign, designed by Anglo American to test the San Fernando and Amargosa IOCG targets, will begin in early- to mid-September.  San Fernando, the highest priority target defined to date, will initially be tested with five diamond drill-holes for an approximately total of 1500m diamond drilling (Table 1 & Figure 1).

At Mina San Fernando reports from the early 1900s, state that it was intermittently worked from 1769 to 1907 with the majority of development occurring in the period 1900 - 1907 when the 'Main' and 'Ingelesa' shafts were deepened to approximately 180 and 140 metres respectively with 800 metres of drifting on 6 levels.

Production appears to have exploited structurally controlled, high-grade, copper mineralization and abruptly ceased in 1907 in 15 feet of 'massive chalcopyrite' mineralization as a result of the Mexican Revolution.  Sampling of high grade pillars at 120 foot depth in 1910 returned values of 25%, 35.5% and 18.8% Cu and in 1922 a 'systematic' channel sample from disseminated mineralization reportedly returned 71 feet at 2.26% Cu.  Recent grab samples from dumps at the San Fernando shafts have assayed up to 7% copper.  The average grade of mineralization sampled to date on the property appears to range between 1-2% copper and 0.5 - 1.0 g/t gold.

Subsequent detailed magnetic, gravity and Induced Polarization surveys by Anglo have successfully outlined a very large, coherent, geophysical anomaly associated with, and extending to the east, west and south of the significant Mina San Fernando occurrence.  The core of the anomaly has the following modeled dimensions: 2.4 kilometres E-W by 600 metres N-S and extending for several hundred metres depth (Figure 1).

Table 1: Proposed San Fernando drill-holes and target characteristics:

Borehole Number	Target
05-SF-001
  Eastern margin of main magnetic anomaly, co-incident IP (chargeability – resisitivity) anomaly below known mineralization.
  Down-dip extension of Mina San Fernando mineralization (reported to have ceased in 15’ of massive chalcopyrite mineralization).

05-SF-002	Main magnetic anomaly – gravity high (4 mGals). Highest modelled chargeability anomaly on property (~70ms) and associated resisitivity low / conductivity high.
05-SF-003	Complex magnetic – gravity anomaly, geophysically similar response to Mina San Fernando. Associated chargeability high (50ms) – resisitivity low.
05-SF-004	Moderate modelled chargeability anomaly (40ms) and adjacent offset resisitvity low within main magnetic body.
05-SF-005	Moderate modelled chargeability anomaly (30ms) within main magnetic body.

EurGeol Mark D. Cruise, Cardero’s Vice President-Exploration, a qualified person as defined by National Instrument 43-101, supervised the preparation of the information contained in this news release.

The Issuer further announces that pursuant to the distribution of 2,600,000 units via brokered private placement on March 17, 2004 and, subject to regulatory acceptance, it is extending the term of the share purchase warrants thereto for an additional six months to March 17, 2006.  Each unit consisted of one common share and one common share purchase warrant exercisable at a price of $3.25 to March 17, 2005 or $3.50 to September 17, 2005.  All remaining warrant terms are unchanged.

And finally, the Issuer announces that, pursuant to its Stock Option Plan, incentive stock options have been granted to directors, officers, employees and/or consultants of up to an aggregate 225,000 shares in the capital stock of the Issuer. The options are exercisable at a price of $3.00 per share on or before September 1, 2007.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Mark D. Cruise, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 235

Item 9.	Date of Report

September 1, 2005

Figure 1:

View N of 3D magnetic body showing positions of IP lines.  Panels = resistivity, here inverted – ie cool colours reflect resistivity highs, hot colours resistivity lows (conductivity highs).  Position of 30 millisecond chargeability shell relative to magnetic anomaly in purple.  Location of proposed diamond drillholes in white.